FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

02028426

02 APR 16 AM 11:56

SUPPL

April 11, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: East Japan Railway Company - 12g3-2(b) Exemption (**FILE NO. 82-4990**)

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. A summary English translation of the Outline of Business Plan for the year ending March 31, 2003

2. A summary English translation of the Press Release concerning Unrealized Loss on Securities dated April 2, 2002.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

4/16

Very truly yours,

Ito & Mitomi

Enclosures

(Summary Translation)

March 27, 2002
East Japan Railway Company

Outline of Business Plan for the year ending March 31, 2003

[Outline of the business plan of East Japan Railway Company (the "Company") for its fiscal year ending March 31, 2003 is described. Topics discussed are as follows:]

1. Basic Policy of Business Operation

2. Business Strategies and Plans

(1) Creation of Customer Value / Pursuit of Customer Satisfaction

(a) Ensure of Safe Transportation based on "Safety Program 21"

(b) Enhancement of Customer Service

(c) Enhancement of Railway Networks and Improvement of Transportation Services

(d) Development of "Station Renaissance"

(e) Development of Tokyo Station Facilities

(f) Improvement of Product Planning

(2) Operation Reform by Technology Creation

(a) Promotion of Technology Development for "e@train"

(b) Introduction of IC Card "Suica"

(c) Development of IT Business

(3) Harmony with Society / Cooperation with Environment

(a) Promotion of Environment Management

(b) Promotion of Barrier Free

(c) Harmony with Society

(4) Creation of Incentives for Employees / Creation of Employees' Energy

(5) Enhancement of Shareholder's Value

(6) Establishment of Group Management

(7) Plan for Each Operational Areas

Balance Plan (Non-consolidated)

(100 million yen)

	Plan for the year ending March 31, 2003 (A)	Plan for the year ended March 31, 2002 (B)	Forecast for the year ended March 31, 2002 (C)	Increase or Decrease (A - C)
Operating revenues	19,010	19,090	19,060	-50
Operating income	3,000	2,830	2,830	170
Ordinary income	1,420	1,150	887	533
Net income	830	660	690	140

Reduction of Long-Term Debt

(100 million yen)

	Plan for the year ending March 31, 2003	Plan for the year ended March 31, 2002	Reduction
Balance	41,175	42,275	1,100

Plan for Major Capital Investment (Non-consolidated)

(100 million yen)

	Plan for the year ending March 31, 2003	Plan for the year ended March 31, 2002	Increase
Transportation services	2,120	2,000	120
(Safety investments)	(980)	(980)	(0)
Lifestyle services	220	170	50
Others	140	40	0
Total	2,480	2,310	170

２００２年度ＪＲ東日本グループ経営計画

２００２年３月２７日

JR東日本グループ

２００２年度ＪＲ東日本グループ経営計画

１．基本方針

【経営環境】

○相次ぐ大型倒産、依然として高い水準で推移する失業率、株価の長期低迷や円安の進行など、日本の経済情勢は深刻さを増している。

○交通市場においては、首都圏における地下鉄網の整備や新線開業、空港の整備、さらにはバス事業の規制緩和など、競争は激化する一方である。

○当社グループの最大の課題である「完全民営化」については、労使が力をあわせて懸命に努力した結果、昨年１２月１日にＪＲ会社法改正法が施行され、最終段階を迎えている。

○完全民営化により、従来にも増して機動的かつ弾力的な事業運営が可能となる一方で、株主の皆さまをはじめ、お客さまや地域社会の方々が当社グループに寄せる期待はますます大きくなる。

【経営の基本方針】

（１）真の完全民営化に向けて、日本鉄道建設公団が保有する当社株式５０万株の完全売却に全力をあげる。

（２）激動の時代に勝ち残っていくために、「ニューフロンティア２１」実現に向けた取組みのスピードを一層加速させる。数値目標についても、できる限り前倒しで達成していく。

（３）財務体質の強化等により経営基盤を一層強固なものとする一方、当社グループの強みを発揮できる分野に経営資源を集中投入して、「攻めと守り」のバランスある経営を推進する。

（４）厳しい経済情勢のなか、グループ一丸となって収入確保に取り組むとともに、業務全般にわたる徹底的なコストダウンを推進することにより、確実に利益目標を達成する。

（５）「ＪＲ東日本グループは、特殊会社から純民間会社になって、こんなに変わったのか」と、当社グループを取り巻くすべての方々に実感していただけるよう、グループ社員一人ひとりが、自ら目標を設定し具体的に取り組む。

（６）引き続き「徹底した顧客志向」を貫くこととし、「真のプロ」としての強い自覚のもとで、事故の防止とお客さまの目線に立ったサービスの向上に邁進する。

（７）先行き不透明な「元気のない」時代に負けることなく、社員同士の情報共有化や自由闊達な議論を通じて、明るく活力のある組織づくりをめざす。

【分野別の方針】

●鉄道事業のブラッシュアップ

・ 鉄道事業は先細りであるという先入観を捨て、あらゆる知恵を絞って、「世界一の鉄道」をめざす。
・ ２００２年１２月の東北新幹線八戸開業にあわせ、新幹線に関するサービスを総合的に向上させていくとともに、今年度を「新幹線ＹＥＡＲ」と位置づけて、新幹線の販売促進を強力に推進する。
・ 私鉄等との競争が激しい首都圏において、ネットワークの充実、新車両の投入を重点的に進め、競争力を強化する。
・ 技術規制緩和の進行を踏まえ、自己責任の原則に基づく安全の確保を徹底する。また、設備面の安全対策も着実に進めて、「お客さまの死傷事故ゼロ、社員の死亡事故ゼロ」を実現する。
・ 安定輸送はサービスの根幹であるという認識のもと、設備強化・システム化等の安定輸送対策を推進して、輸送の質的向上を図る。

●顧客満足を追求した生活サービス事業のチャレンジングでスピード感ある展開

・ グループ一体となったＣＳ（顧客満足）向上を推進するとともに、マーケティング力を強化し、お客さまの求める商品・サービスの提供、付加価値の高いビジネスの創出をめざす。
・ 大宮駅、立川駅の「コスモスプラン」など、「ステーションルネッサンス」を強力に進める。
・ 東京駅周辺整備など、将来のグループの経営基盤を支えるような大規模開発を推進する。

●研究開発での創造的な取組み

・ 昨年１２月に開設した「ＪＲ東日本研究開発センター」を中心に先端的な取組みを実施し、その成果を世界に向けて発信していく。
・ 「世界一の新幹線」をめざした高速化や、次世代車両の開発など、２１世紀にふさわしい鉄道システム「e@train（イートレイン）」の実現に向けた技術開発を進める。
・ フロンティアサービス研究所において、「マーケティング塾」を開催するなど、お客さまの視点に立った新たなサービスを提供していくための仕組みづくりを行う。

●ＩＴ戦略の展開

・「Ｓｕｉｃａ」の使用範囲の拡大や新たなサービスの付加を検討、実施していくとともに、インターネットを活用したサービスの機能強化を引き続き図る。

●グループマネジメントの強化

・「選択と集中」、「自律と連携」の方針に基づいて、グループ会社の再編成をスピードアップするとともに、業績評価制度・ＣＭＳ（キャッシュマネジメントシステム）等の一層の充実を図る。

●資産のスリム化

・ＲＯＡ向上、フリーキャッシュフロー拡大等の観点から、保有するあらゆる資産を抜本的に見直し、大胆な発想でスリム化を実施する。

●環境経営の推進

・環境マネジメントシステムを再整備し、グループ一体となった環境保全活動を強化する。

２．グループ事業戦略

（１）顧客価値の創造・顧客満足の追求

①安全・安定輸送の確保

○「安全計画２１」の着実な推進と内容見直し

・列車の衝突・脱線事故防止策
⇒ＡＴＳ－Ｐ（東京１００km圏外延部など）、
ＡＴＳ－Ｐｓ（仙台・新潟都市圏）の整備など

・ホームでのお客さまの転落事故対策　⇒列車非常停止装置の設置拡大など

・踏切事故防止策　⇒障害物検知装置、大口径しゃ断かんの設置拡大など

・保守作業時の事故防止対策　⇒新しい線路閉鎖システムの導入推進など

・自然災害・大規模地震対策
⇒降雨防災対策の強化（長野・山形・秋田新幹線、東京圏）、
高架橋等の耐震補強など

・雪害対策　⇒ポイント不転換対策など（東北・山形・秋田新幹線、東北・新潟圏在来線）

○「事故の歴史展示館」をＪＲ東日本総合研修センター内に設置（２００２年１０月）

○新幹線の安定輸送対策

・東京～大宮間の地上設備の強化や早期取替の実施

・東京～大宮間の輸送障害発生時に、大宮以北の輸送を確保するための大宮折り返し運転の実施

○首都圏の安定輸送対策
・二重系化等による設備の信頼性向上（中央線など）
・ＡＴＯＳ（東京圏輸送管理システム）導入を推進（宇都宮線、高崎線、常磐線など）
・東京１００km圏内のエネルギーネットワーク（電力設備）の更新・強化を継続

②「徹底した顧客志向」の実践
○サービスの３つの柱
・「信頼のサービス」　⇒お客さまの信頼にしっかりと応えていく
・「上質なサービス」　⇒快適な設備・サービスでお客さまをお迎えする
・「親切なサービス」　⇒さわやかな社員の応対、わかりやすい制度・商品をめざす
○お客さまへのご案内・情報提供の充実
・輸送混乱時における情報提供の充実　⇒車内への情報提供（山手線など）
改札口にＬＥＤ掲示板の設置
・インフォメーションセンターの設置拡大
・サービスマネージャーの配置拡大
・わかりやすく見やすい駅案内サインや運賃表の整備
・ＦＩＦＡワールドカップの開催も踏まえ、拠点駅案内サインへの中国語・韓国語表示の追加など、国際化への対応を推進
○完全民営化を契機に、鉄道営業用制服のリニューアルを実施
○「生活サービス事業ＣＳ向上・マーケティング強化支援本部」を設置し、グループ内でのお客さまの声の共有化、顧客満足度の調査を実施

③首都圏輸送の競争力の強化
○東北縦貫線の整備に着手
・上野～東京間に新線敷設（２００９年度末開業予定）
・宇都宮線、高崎線、常磐線の各方面から東海道線東京・新橋・品川方面への直通運転
⇒上野駅・東京駅での乗り換えが不要となり、所要時間が短縮
・混雑緩和　⇒上野～御徒町駅間の混雑率が１８０％以下に（現在約２３０％）
○東京モノレールと一体となった輸送戦略・営業戦略を構築し、首都圏輸送における相乗効果を発揮
○埼京線については、りんかい線（東京臨海高速鉄道）との相互直通運転開始（２００２年１２月）にあわせ、抜本的な輸送体系の見直しを実施
○混雑緩和の促進
・武蔵野線、京葉線、南武線　⇒列車増発
・山手線、常磐（快速）線　⇒車体幅が広く、ＩＴを活用した情報提供も可能な新型車両（Ｅ２３１系）の導入
○新たな列車制御方式デジタルＡＴＣを、京浜東北線に続き山手線に導入すべく工事に着手
○ＦＩＦＡワールドカップ開催にあわせ、成田エクスプレスの輸送力を増強（２００２年５月新車投入）
○好評を博している湘南新宿ラインの運行時間帯の拡大、中央ライナーの増発（２００２年１２月）

④東北新幹線の八戸開業（２００２年１２月）にあわせた「新幹線」の総合的なサービス向上

〇輸送体系の見直し

・わかりやすくご利用しやすいダイヤの構築

・輸送力の増強　⇒Ｅ２系の編成増強（１０両化）
　　　　　　　　　多客期における弾力的な増発

〇快適性・利便性の向上

・乗り心地を向上した新造車両の積極的投入

・車内改札の原則廃止

・新幹線列車無線のデジタル化　⇒車内での情報提供の充実

〇新たな列車制御方式デジタルＡＴＣの導入（東北新幹線盛岡～八戸間）

〇朝通勤時間帯における輸送力増強　⇒上越新幹線高崎駅での分割併合設備整備を推進

⑤都市間・地域輸送の見直し

〇中央線特急「あずさ・かいじ」を新型車両に統一し、輸送体系の見直しを実施（２００２年１２月）

〇東北新幹線八戸開業にあわせ、八戸以北の特急輸送体系を整備
⇒特急「はつかり」の運転区間拡大など

〇地域と密着した線区改善

・接続改善等の利便性向上

・ご利用状況等を踏まえた輸送体系や編成両数の見直し

⑥ステーションルネッサンスの展開

〇駅の魅力向上と高収益化をめざした大規模開発コスモスプランをターミナル駅等で推進

・大宮駅、立川駅、西船橋駅等の開発計画を推進

・阿佐ヶ谷駅（２００３年春）、津田沼駅（２００２年末）でリニューアル開業（店舗部分　合計約１，８００㎡、売上高約２０億円）

〇「サンフラワープラン」による商業スペースの開発を継続

・大崎駅、目白駅、橋本駅など（約５０件、合計約１万㎡、売上高約１００億円）

〇旅行商品販売と飲食を融合した店舗の開発（池袋駅など）

〇明るくきれいな駅づくり

・拠点ターミナル駅において、コンコースやホーム、トイレ等を改良し、「利用しやすい」「明るい」「気持ちの良い」駅づくりを実施（東京駅、新宿駅、渋谷駅、池袋駅）

〇新幹線のお客さま待合スペースのグレードアップを実施（仙台駅等１０駅程度）

⑦東京駅周辺整備計画の推進

〇東京都の「東京駅周辺の再生整備に関する研究委員会」の提言を踏まえ、関係地方自治体と連携し、当社グループの顔というべき東京駅にふさわしい整備計画の策定を推進

・八重洲側⇒丸の内駅舎の未利用容積を活用した、周辺地権者との共同事業による超高層ビル（ツインタワー）建設をグループ一体となって検討

・丸の内側⇒創建当時の姿（３階建て）への保存・復元を検討

⑧鉄道を中心とした魅力ある商品企画

○各方面の新幹線にとって節目の年「新幹線ＹＥＡＲ」であることを踏まえ、新幹線の販売促進を強力に推進

・東北、上越新幹線開業２０周年

・山形新幹線開業１０周年

・秋田、長野新幹線開業５周年

○東北新幹線八戸開業を契機とした新たな「北東北キャンペーン（仮称）」の展開

・航空機・高速バスへの対抗策　⇒多客期における弾力的な指定席の拡大
　競争力のある企画商品の設定

・北東北エリアの観光開発　⇒ジョイフルトレインの運行（大湊線、津軽線など）
　ＪＴＢ等との共同の商品展開
　新たな観光地の発掘と観光コースの提案、商品化

○ターゲットを絞った商品企画

・シニア世代を対象とした商品ブランド「大人の休日」のさらなる展開
　⇒「大人の休日倶楽部（仮称）」の新設
　⇒東北地方への魅力ある旅行商品の設定　など

・「のんびり小町」、「めぐり姫」など、ターゲットを定めた商品企画を強力に展開

・新たにファミリーをターゲットとする商品ブランド「私の家族」を開発

○長距離帯を中心に全車指定席列車の導入を推進

○閑散列車の利用促進

・「驚値（おどろきダネ）！」の増売やラインナップの強化

○ビューカードの顧客情報等を活用し、リピーターを確保

（２）技術創造による業務革新

①新たな鉄道システム「e@train」をめざして

○フロンティアサービス研究所を中心に、マーケティングに基づく新サービスを創造

・新しい知識・発想を取り入れるために、各方面の有識者・専門家等による「１００人委員会」を組織化

・「お客さまのこころをつかむ」をキーワードに、部外の講師を招いた「マーケティング塾」を開催

○「世界一の新幹線」に向けた技術開発

・３００km/hを超える最高速度の実現に向けた研究（走行安全・安定性、集電技術など）

・さらなる乗り心地、静粛性の向上（次世代新幹線用台車の開発など）

・環境との調和（低騒音パンタグラフ、先頭形状の研究など）

○次世代通勤電車「ＡＣトレイン」の開発（走行試験等の実施）

・輸送の安定性向上　⇒機器の自己診断機能、相互バックアップの導入など

・コストダウン　⇒新しい車体構造、直接駆動主電動機の開発など

・バリアフリー、エコロジー⇒車椅子用ステップの設置、リサイクル可能材料の採用など

○鉄道システムの変革

・軌道回路に依存しない次世代列車制御システムの開発

・「レールと車輪」、「架線とパンタグラフ」等の境界領域に関する研究開発

・機能向上とコストダウンをめざした次世代ＡＴＳ－Ｐ、次世代分岐器・転てつ機等の開発

○安全のレベルアップ

・脱線メカニズムの解明など、安全に関する基礎理論・技術に関する研究

②Ｓｕｉｃａの高度活用

○Ｓｕｉｃａの拡大

・東京モノレールとの共通化の実施（２００２年４月）

・東京臨海高速鉄道（りんかい線）など、他交通機関との共通化を推進

・新幹線への拡大を検討

・私鉄等との連絡口にＳｕｉｃａ対応機器を設置

○新たなサービスの付加

・ビューカードとの一体化（キャッシュレスサービス）の推進

・ＳｕｉｃａのＩＣチップ機能と携帯電話を組み合せる携帯端末「モバイルＳｕｉｃａ」の開発検討

・電子マネー機能の導入に向けた検討

③その他のＩＴビジネスの展開

○「えきねっとＴｒａｖｅｌ」

・インターネットで予約した指定券の発券機能を持つ指定券自動発売機の設置拡大

○「えきねっとＳｈｏｐｐｉｎｇ」

・「商品の駅渡しサービス」について、他社サイトとの提携推進

○無線ＬＡＮによるインターネット接続サービス

・引き続き実験を行い、ビジネスモデルのあり方を検討

・駅社員の業務支援の観点からの検討

○試行中のビジネスの本格的実施に向けた準備

・マルチメディア端末による音楽配信

・通信ネットワークを活用した駅・列車内における広告等の情報提供

○ＩＴインフラの整備推進

・社内の拠点間ネットワーク

・駅改良工事にあわせた駅構内の基幹ネットワーク

（３）社会との調和・環境との共生

①環境経営の推進

○情報開示の充実　　　⇒環境報告書の内容や、環境会計のデータを充実

○３Ｒを促進　・リデュース　⇒ペーパーレス化の推進など

　　　　　　　・リユース　　⇒鉄道車両部品の再利用の拡大など

　　　　　　　・リサイクル　⇒食品リサイクルの拡大など

○グリーン調達の促進　⇒ペットボトル再生材料使用制服の拡大など

○環境ビジネスの推進　⇒廃棄物再資源化事業の拡大など

②バリアフリー化の推進

○交通バリアフリー法を踏まえたエレベーター・エスカレーターの計画的な整備

・２００５年度までに、エレベーターを約１９０駅（法整備対象駅約３９０駅の約５割）

　エスカレーターを約２４０駅（同約３００駅の約８割）に設置

・２００２年度には、エレベーターを４６駅に、エスカレーターを３５駅に整備する予定

○その他の施設のバリアフリー化の推進

・車椅子用トイレ（多機能トイレ）の整備（２００２年度約４０駅の予定）

・ホームと車両の床面の段差解消（２００２年度１１駅の予定）

③社会との調和

○東日本鉄道文化財団や鉄道関係国際機関等を通じた、地域文化の振興や国際交流を促進

・「旧新橋停車場」の２００３年春の開業に向けた準備

○ボランティア活動を引き続き実施

・「鉄道沿線からの森づくり」

・「旅のプレゼント」

○駅の活性化

・駅型保育園の開発　⇒大森駅（２００２年４月開業）など

・行政施設、地域の情報発信センター等の駅への誘致

・地方自治体等と協力し、駐輪場整備を推進

（４）働きがいの創出・活力の創造

○複線型人事、人事・賃金制度の見直しを引き続き検討

○鉄道事業にふさわしい制度等の充実

・ライフサイクルの見直し

・女性の職域拡大

・雇用形態の多様化

・シニア層のノウハウ活用

○生活サービス事業にふさわしい制度等の導入
・出向先基準の導入
・部門別（鉄道・生活サービス別）採用の実施
・グループ内人材公募による人材交流の多様化
・自律的なキャリア形成を支援するための選択型研修プログラムの実施
○徹底した顧客志向を念頭に自ら考え行動する「真のプロ」運動の定着
○社員研修の改善・強化、研修成果を職場での実践につなげる人材育成システムの構築
・グループ一体となった顧客志向の徹底　⇒「経営スクール」など
・技術水準の向上　⇒「鉄道技術エキスパート研修」など
・次代を担う社員の育成　⇒「社内通信研修スクーリング」など
○福利厚生の充実
・グループの規模を活かして効率性・利便性を向上

（５）株主価値の向上

①財務体質の強化
○長期債務の削減
・資産のスリム化等によるキャッシュの創出
・資金管理の効率化　⇒ＣＭＳにグループ内資金をさらに集中
○業務全般にわたる徹底したコストダウンを促進
・社員全員へのコスト意識の徹底
・仕事の仕組みの見直し　⇒鉄道資材の電子調達の拡大、グループ共同購買の推進など
○グループ会社の月次収支管理等の徹底

②業務運営の効率化
○効率化については、安全・正確な輸送と質の高い商品の提供を重視しつつ、働きがいの創出と業績の向上をめざし、業務全般にわたり大胆な発想で推進
・効率的なサービス・販売体制の構築
⇒指定券自動発売機の導入拡大、業務委託の拡大など
・システム化、機械化の推進　⇒信越線ＣＴＣ・ＰＲＣ化、在来線電気・軌道総合検測車の導入など
・メンテナンスコストの削減　⇒ＴＣ型省力化軌道の拡大、電車線路の簡素統合化など
・車両検修体制の見直し　⇒技術規制緩和を踏まえた新体制の構築など

③資産のスリム化
○売却用地の生み出し　⇒社宅、車両基地をはじめとする資産について、配置見直しを大胆かつ迅速に実施
○スピーディーな売却の実施　⇒不動産の証券化等の手法も含め検討

（6）グループマネジメントの強化

①経営資源の「選択と集中」

○グループ会社の再編成

・会社分割や株式交換など、新しい手法も活用して、再編成をスピードアップ

・駅スペース活用事業では、日本レストランエンタプライズとジェイアール東日本フードビジネスの店舗を業種･業態ごとに整理

・ショッピングセンター・オフィス事業では、駅ビル事業推進本部と、ルミネ、東京圏駅ビル開発等のフラッグシップ会社を中心に、マーケティング、テナントリーシング、ローコストオペレーション、建設コストの低減、人材の育成等を共同で実施

・千葉ステーションビルと総武ステーション開発の合併（２００２年７月）

・ホテル業では、「ホテルメッツ」でフランチャイズ契約を導入するなど、チェーンオペレーションを強化

・広告関係グループ会社の再編のあり方を検討

○「オレンジページ」のマーケティング力を活用⇒当社グループの事業全般における商品開発、ＣＳ向上等に反映

○グループ外企業とのＭ＆Ａ（合併・買収）や提携を、大胆かつ迅速に推進

○不採算部門からの撤退を必要に応じ迅速に決断

②グループ各社の業績評価

○より目標の達成度を重視した業績評価を実施

③投資判断基準の浸透

○鉄道事業　　　　⇒競争力強化に向け、ポイントを絞った重点的な設備投資を実施

○生活サービス事業⇒「ＤＣＦ（ディスカウンティド・キャッシュフロー）法」を用い、スピーディーな設備投資を実施

④情報開示の充実

○決算発表の早期化

○四半期ごとの連結収支を把握し、その公表を検討

○ＩＲ活動（投資家向け広報活動）の充実

・ホームページ等による開示内容の拡大

○グループ広報活動の強化

・社内報の充実

・グループ広報研修・勉強会の実施

⑤リスクマネジメントの強化

○マイナス情報も含めたグループ内での情報共有化

○危機発生時には「危機管理本部」を中心に初動体制を迅速に構築

⑥内部管理体制の強化

○グループ全体の信頼性を向上⇒日々の基本的な業務を改めて見直し、構造的な弱点を改善

○グループ会社に対する監査の実施

・業務執行が商法等の法令や社内の規程等に基づいて適切に行われているかをチェック

○知的財産権の管理体制の強化

（７）各事業別施策

①バス事業

○競争力の強化

・規制緩和を踏まえ、高速路線を中心に、需要を見込める路線の増便、新規開業

○経営体質の強化

・不採算路線の効率化、営業所の廃止・統合など

②駅スペース活用事業

○小売業

・コンビニエンス事業の運営会社の再編成により強化された商品調達力や店舗開発力を十分に発揮するとともに、商流・物流の見直しとシステム化に着手

⇒首都圏を中心に新たに「ＮＥＷＤＡＹＳ」を３０店舗程度展開

「ＮＥＷＤＡＹＳ」、「ＮＥＷＤＡＹＳ　ＭＩＮＩ」、「レッツキヨスク」について、総合的商品戦略を推進（仕入・配送の一元化、仕入原価の引下げ、商品の共通化など）

・「レッツキヨスク」のリニューアル、店舗後方業務の効率化

○飲食業

・「駅弁顧客満足度向上作戦」を引き続き展開⇒「大人の休日」弁当や「Ｏ－ｂｅｎｔｏ」のラインナップの充実

・既存店舗のリニューアル、業務の効率化

○グループ外企業と提携した新業態店舗の展開　⇒旧新橋停車場の「ミクニ」レストラン２号店開発（２００３年春開業）など

○既存店舗の活性化

・品揃えの充実、メニューの改善、新商品の導入

・接客サービスの改善

③支社別グループ会社

○地域の特性と市場の変化にあわせた店舗のスクラップ・アンド・ビルド

○駅業務、用地管理業務等の受託拡大

○各支社における会社の果たすべき役割の検討

④ショッピングセンター・オフィス事業

○テナントと一体となった営業戦略の展開

・インターネットの駅ビルポータルサイト「駅パラ」など、ＩＴを活用した販売促進

・システム強化によってマーケット情報の分析・活用を推進

・テナント従業員に対する教育・研修、トイレのリニューアル等によるサービス改善

○グループ会社に共通した業務の標準化や業務プロセスの簡素化を実施したうえで、シェアードサービス（業務の一括外部委託）の導入を推進

○生活密着型ショッピングセンターの開発推進（橋本駅、川越駅など）

○オフィスビルの開発推進

・目黒駅共同ビル「ＪＲ東急目黒ビル」の開業（２００２年４月、延床面積約52,000㎡）

・品川駅東口駅ビルの開発推進（２００３年度末開業予定、延床面積約62,800㎡）

⑤ホテル業

○ＪＲ東日本ホテルチェーン全体のレベルの向上

・「お客さまから選ばれるホテルづくり」をめざした、サービス向上の取組み「エクセレントサービス２１」をさらに展開

・各ホテルの業績の適切な評価・管理

○「ホテルエドモント」新館の開業（２００３年３月、客室数約２２０室）

○さいたま新都心駅前におけるホテル開発計画の検討

○ホテルメッツ開発の推進　⇒ホテルメッツかまくら大船（２００２年４月開業、１１７室）
　ホテルメッツ八戸（２００２年１２月開業、約８０室）

⑥商事・物流事業

○グループの商流・物流の効率化を推進

・サプライチェーンマネジメントの展開

・グループ会社の役割の検討

⑦旅行業

○国内旅行については、「鉄道旅行の魅力」を提案する商品企画力、店舗における営業力を強化

・鉄道の強みを活かすとともに、当社エリアの魅力を訴求する商品を設定

・共同企画商品の開発や相互発売など、ＪＴＢとの連携を強化

・効率的で、かつ販売力のある「びゅうプラザ」の運営体制の構築

○海外旅行については、需要回復に向け競争力のある商品を設定

・人気の高いハワイ商品の一層の販売促進

・ターゲットを絞った商品の強化（シニア世代向け商品など）

⑧クレジットカード事業

○ビューカードの差別化のため、一層の利便性向上

⇒ポイントサービス「ＶＩＥＷプラス」の充実など

○決済代行ビジネス（一括加盟店方式）、多機能ＡＴＭ「ＶＩＥＷ ＡＬＴＴＥ（ビューアルッテ）」による融資代行ビジネスの拡大

⑨スポーツ・レジャー事業

○大宮でフィットネスクラブの開発（２００３年３月開業）

⑩住宅分譲事業

○社有地を有効活用したマンション開発、販売（大井山中（品川区）、柏中央（柏市）など）

○宅地・戸建の分譲、開発（山梨県大月市、栃木県喜連川町、群馬県安中市など）

○大規模社宅跡地の開発検討（戸山ヶ原（新宿区）など）

⑪広告業

○新規媒体の積極的な開発

・東京圏における車体広告の本格的な販売

・ＩＴを活用した広告展開　⇒山手線新型車両や駅構内のデジタル広告など

○広告販売システムの改革　⇒代理店への販売制度の改善

車内ポスターの一元管理

⑫清掃整備、建設・工事

○高いレベルの技術と安全を確保しつつ業務の効率化を図り、グループに貢献

・鉄道の車両・設備のメンテナンス体制再構築による受託業務拡大

・駅ビルにおけるシェアードサービス導入による受託業務拡大

◎２００２年度収支計画（ＪＲ東日本単体）

（単位：億円）

	2002年度計画 A	2001年度計画 B	2001年度見込 C	増減 A－C
営業収益	19,010	19,090	19,060	▲50
営業利益	3,000	2,830	2,830	170
経常利益	1,420	1,150	887	533
当期利益	830	660	690	140

○長期債務削減計画

（単位：億円）

	2001年度末見込 A	2002年度末計画 B	削減額 A－B
長期債務残高	42,275	41,175	1,100

◎２００２年度設備投資計画（ＪＲ東日本単体）

（単位：億円）

	2002年度計画 A	（参考）2001年度計画 B	増減 A－B
交通サービス部門	2,120	2,000	120
うち安全投資	980	980	0
生活サービス部門	220	170	50
その他管理費等	140	140	0
合計	2,480	2,310	170

＊2001年度計画：2001年度事業計画（2001年3月発表）より
＊2001年度見込：中間決算時業績予想（修正）（2001年11月発表）より

FILE No.
82−4990

(Summary Translation)

April 2, 2002

To whom it may concern:

Company: East Japan Railway Company
Code Number: 9020
Contact: Director of Public Relations Department
Masaki Ogata
Tel: (03) 5334-1300

Unrealized Loss on Securities

1. The Company adopts the market price method for valuation with respect to "other securities (as defined in paragraph 21 of Article 8 of the Regulations Concerning Financial Statements)" which have market price. It is hereby announced that the aggregate amount of unrealized loss on securities owned by the Company as of March 31, 2002 was as follows:

Total unrealized loss on securities as of March 31, 2002 (A)	¥88,915 million
Total net assets as of March 31, 2001 (B)	¥812,184 million A/B x 100 = 10.9%
Total ordinary income for the fiscal year ended March 31, 2001 (C)	¥97,874 million A/C x 100 = 90.8%
Total net income for the fiscal year ended March 31, 2001 (D)	¥56,255 million A/D x 100 = 158.1%

2. The Company will account the above unrealized loss in the amount of ¥88,915 million as extraordinary loss for the year ended March 31, 2002, but does not amend its already published earnings estimates for the same year.

平成１４年4月２日

各　位

会 社 名　東日本旅客鉄道株式会社
代表者名　代表取締役社長　大塚　陸毅
（コード番号　９０２０　東・大・名第一部）
問合せ先　広　報　部　長　小縣　方樹
（TEL．０３－５３３４－１３００）

その他有価証券評価損に関するお知らせ

当社は、「その他有価証券（財務諸表等規則第８条第２１項に規定するその他有価証券をいう。)」のうち時価のあるものについて、決算日の市場価格等に基づく時価法を採用しておりますが、平成１４年３月期（平成１３年４月１日～平成１４年３月３１日）末において、市場価格が取得価額に比べ著しく下落し、回復する見込みがあると認められない「その他有価証券」について、平成１４年３月期において評価損を計上することといたしましたので、お知らせいたします。

記

１．平成14年３月期末に計上する評価損の総額

（単位：百万円、％）

（A）その他有価証券評価損	８８，９１５百万円
（B）平成１３年３月期の純資産額（A／B×１００）	８１２，１８４百万円 （１０．９％）
（C）平成１３年３月期の経常利益額（A／C×１００）	９７，８７４百万円 （９０．８％）
（D）平成１３年３月期の当期純利益額（A／D×１００）	５６，２５５百万円 （１５８．１％）

２．今後の見通し

当社は、上記の評価損８８，９１５百万円を平成１４年３月期において特別損失に計上しますが、平成１４年３月期業績予想（連結・個別）につきましては、変更を行いません。

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